Exhibit 99.59

First Phosphate Common Shares Added to the

CSE25 Index

Saguenay, Quebec--(Newsfile Corp. - December 29, 2025) - First Phosphate Corp. (CSE: PHOS) (OTCQX: FRSPF) (FSE: KD0) (“First Phosphate” or the “Company”) is pleased to announce that, effective December 19, 2025, its common shares have been added to the CSE25 Index as part of the Canadian Securities Exchange’s ("CSE") quarterly index rebalancing.

The CSE 25 Index is comprised of the 25 leading companies listed on the CSE, selected based on market capitalization and liquidity criteria. Inclusion in the index increases visibility among institutional and retail investors and results in broader exposure through index-linked investment products and mandates.

“Inclusion in the CSE25 reflects the growing recognition of First Phosphate’s strategic positioning within the North American critical minerals and energy transition ecosystem,” said John Passalacqua, CEO of First Phosphate. “As lithium iron phosphate (“LFP”) batteries are now the dominant chemistry for grid-scale energy storage, data centers and mobility applications, investors are increasingly focused on secure, domestic sources of high-purity phosphate and our differentiated, vertically integrated platform to serve that demand.”

First Phosphate is advancing a rare, high-purity igneous phosphate resource in Saguenay-Lac-Saint-Jean, Quebec, with the objective of supplying high purity phosphate-based downstream materials required for LFP batteries. The Company’s mine-to-market strategy is focused on onshoring critical battery materials, reducing supply chain risk, and supporting North American energy security.

First Phosphate has recently produced commercial-grade LFP 18650 battery cells using North American critical minerals: https://firstphosphate.com/north-american-lfp-battery-cells

The high-purity phosphoric acid and iron powder for these LFP 18650 battery cells was produced using rare igneous anorthosite rock extracted from the Company’s Bégin-Lamarche property in Saguenay-Lac-Saint-Jean, Quebec.

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About First Phosphate Corp.

First Phosphate (CSE: PHOS) (OTCQX: FRSPF) (FSE: KD0) is a mineral exploration, development and cleantech company dedicated to building and onshoring a vertically integrated mine-to-market lithium iron phosphate (LFP) battery supply chain for North America. Target markets include energy storage, data centers, robotics, mobility and national security. First Phosphate’s flagship Bégin-Lamarche Property in Saguenay-Lac-Saint-Jean, Quebec, Canada is a North American rare igneous phosphate resource yielding high-purity phosphate with minimal impurities.

Media & Investor Contact:

Bennett Kurtz

Chief Financial Officer

bennett@firstphosphate.com

Tel: +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

X: https://x.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statements

This release includes certain statements that may be deemed “forward-looking information”. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In particular, this press release contains forward-looking information relating to, among other things: increased visibility among institutional and retail investors and broader exposure through index-linked investment products and mandates resulting from inclusion in the CSE25 index; supplying high purity phosphate-based downstream materials required for LFP batteries; the Company’s plans for onshoring critical battery materials, reducing supply chain risk, and supporting North American energy security; and the Company’s plans for building and onshoring a vertically integrated mine-to-market LFP battery supply chain for North America. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include development and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. These statements are based on a number of assumptions including, among other things, assumptions regarding general business and economic conditions; there being no significant disruptions affecting the activities of the Company or inability to access required project inputs; permitting and development of the projects being consistent with the Company’s expectations; the accuracy of the current mineral resource estimates for the Company and results of metallurgical testing; certain price assumptions for P2O5 and Fe2O3; inflation and prices for Company project inputs being approximately consistent with anticipated levels; the Company’s relationship with First Nations and other Indigenous parties remaining consistent with the Company’s expectations; the Company’s relationship with other third party partners and suppliers remaining consistent with the Company’s expectations; and government relations and actions being consistent with Company expectations. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. The Company does not assume any obligation to update or revise its forward-looking statements, whether because of new information, future events or otherwise, except as required by applicable law. All forward-looking information contained in this release is qualified by these cautionary statements.

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